FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LTD

April 16, 2004

Dear Shareholder,

Re: Proxy Statement - 2004 Annual Meeting of Shareholders

You are cordially invited to attend the 2004 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited to be held at Teva`s executive offices at 5 Basel Street, Petach Tikva, Israel on May 20, 2004 at 5:00 p.m. local time.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders.  Teva`s board of directors recommends a vote FOR all of the proposals listed in the Notice.  Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented.  Accordingly, please sign and date the enclosed Voting Instruction Card and then, at your earliest convenience, mail it in the envelope provided.

Teva urges all of its shareholders to review our annual report on Form 20-F, which is available on our website at www.tevapharm.com.

Thank you for your cooperation.

Sincerely,

Eli Hurvitz

Chairman of the Board

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual Meeting of Shareholders

Notice is hereby given that the Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva`s executive offices at 5 Basel Street, Petach Tikva, Israel on May 20, 2004 at 5:00 P.M. local time.

The agenda for the Annual Meeting is to adopt the following resolutions by simple majority of those in attendance in person or by proxy:

1.   To receive and discuss the Company`s consolidated balance sheet as of December 31, 2003 and the consolidated statements of income for the year then ended.

2.   To approve the board of directors` recommendation that the cash dividend for the year ended December 31, 2003, which was paid in four installments and aggregated NIS 1.44 (approximately US$0.322) per ordinary share, be declared final.

3.   To elect the following five directors each to serve for a three-year term:  Abraham E. Cohen, Leslie Dan, Prof. Meir Heth, Prof. Moshe Many and Dov Shafir.

4.   To approve the purchase of director`s and officer`s liability insurance for the directors and officers of the Company and its subsidiaries, with coverage of up to $250 million for the period from June 1, 2004 through May 31, 2005.

5.   To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company's independent auditors for the year ending December 31, 2004 and to authorize the audit committee to determine their compensation and the board of directors to ratify such determination.

Only shareholders of record at the close of business on April 15, 2004 will be entitled to notice of and to vote at the Annual Meeting.

By Order of the Board of Directors,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Uzi Karniel, Adv.

Corporate Secretary

The Meeting

The Annual Meeting of Shareholders of the Company will be held at the Company`s executive offices at 5 Basel Street, Petach Tikva, Israel on May 20, 2004 at 5:00 p.m. local time.

Record Date; Shareholders Entitled to Vote

Only shareholders of record at the close of business on April 15, 2004 will be entitled to notice of and to vote at the Annual Meeting.  At such time, each issued and outstanding ordinary share, par value NIS 0.10 per share, shall be entitled to one vote on all matters properly submitted at the Annual Meeting.

Quorum and Voting Procedure

Two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company is necessary to constitute a legal quorum. The vote of the holders of a majority of shares of stock present at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt any given proposal.

Under the terms of the Depositary Agreement among Teva and The Bank of New York, which acts as the Depositary, and the holders of the Company`s ADRs, the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by your ADRs in accordance with your instructions.  If your instructions are not received by the Depositary, the Depositary shall give a discretionary proxy for the ordinary shares represented by your ADRs to a person designated by the Company.

Shareholder Nominations

Under the terms of Teva`s Articles of Association, any shareholder may nominate candidates for election as directors.  Any such nominations must be delivered to Teva at its executive offices by April 23, 2004 and contain the information required by Article 60(e) of Teva`s Articles of Association.

Proposal 1:  PRESENTATION OF Financial Statements

The Board of Directors has approved and is presenting to the shareholders for receipt and discussion at the Annual Meeting Teva`s Consolidated Balance Sheet as of December 31, 2003 and the Consolidated Statements of Income for the year then ended, which are included in Teva`s Annual Report on Form 20-F for the year ended December 31, 2003.

Proposal 2:  Approval of Dividend

The Board of Directors recommends that the shareholders approve the Board`s recommendation that the cash dividend for the year ended December 31, 2003, which was paid in four installments and aggregated NIS 1.44 (approximately US $0.322) per ordinary share, be declared final.

Proposal 3:  Election of Directors

The Board of Directors recommends that the shareholders approve the election of the following five directors to each serve for three-year terms:  Abraham E. Cohen, Leslie Dan, Prof. Meir Heth, Prof. Moshe Many and Dov Shafir.

Directors

The following table sets forth information as to the directors of Teva as of April 16, 2004:

Name	Age	Director Since	Term Ends	Name	Age	Director Since	Term Ends
Eli Hurvitz - Chairman (l)	71	1968	2005	Dr. Leora Meridor (2)	57	2002	2005
				Dr. Max Reis	76	2001	2006
Ruth Cheshin (1)	67	1989	2005	Carlo Salvi	67	2004	2006
Abraham E. Cohen	67	1992	2004	Prof. Michael Sela	80	1987	2005
Leslie Dan	74	2001	2004	Dov Shafir	72	1969	2004
Amir Elstein	48	1995	2006	Prof. Gabriela Shalev (2)	62	2003	2006
Prof. Meir Heth	71	1977	2004	Harold Snyder	82	1996	2005
Prof. Moshe Many	75	1987	2004

________

(1) Ruth Cheshin and Eli Hurvitz are sister and brother in-law.

(2) Statutory independent director elected in accordance with the Israeli Companies Law.

Directors Being Considered for Election at this Annual Meeting

Abraham E. Cohen served as Senior Vice President of Merck & Co. and from 1977 to 1988 as President of the Merck Sharp & Dohme International Division.  Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant.  He is presently a director of Akzo Novel NV., Chugai Pharmaceutical Co. USA, Pharmaceutical Product Development, Smith Barney World Funds and Vasomedical, Inc.

Leslie Dan is the Chairman of Novopharm Limited, which he founded and managed until its acquisition by Teva in 2000.  Mr. Dan serves on several hospital boards in Canada and is a director of Draxis Pharmaceutical Company and Viventia Biotech Inc.

Prof. Meir Heth has served on Teva`s Board since 1977 and as Chairman of the Board from 1994 to 2002.  During his service at Teva, Prof. Heth served as Chairman of the Executive Committee for an extended period.  Recently, Prof. Heth was designated as the financial expert on Teva`s audit committee.  Prof. Heth has served as Chairman of the Board of Bank Leumi Le`Israel Ltd. and as Chairman of Bank Leumi Trust Company of New York from 1987 to 1988.  From 1978 to 1986, Prof. Heth was Chairman of the Tel Aviv Stock Exchange.  Prof. Heth served at The Bank of Israel beginning in 1962 in various positions, including Senior Economist from 1962-1968, Supervisor of Banks from 1969 to 1975 and Senior Advisor to the Governor from 1975 to 1977.  Prof. Heth is a Professor at the Law School of the College of Management and serves as Chairman of Psagot-Ofek Investment House Ltd. and as a director of Nilit Ltd.

Prof. Moshe Many, M.D., Ph.D. has served as president of the Ashqelon Academic College since January 2002. He previously served as the President of the Tisom International School of Management. He is a former President of Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Health Care Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. He has served as a director at Elbit Medical Imaging since 1997 and at Israel Laser Industries from 1994 to 1998. He received his M.D. degree from Geneva University in 1952 and his Ph.D. in Surgery from Tufts University in 1969.

Dov Shafir, Colonel (retired) of the Israel Defense Forces, served as chairman of the executive committee of the Board from 1992 until 2002 and presently serves as a director of Ofer Technologies Ltd.

Continuing Directors

Eli Hurvitz has served as Chairman of the Board of Teva since April 2002.  Previously, he was Teva`s President and Chief Executive Officer for over 25 years and has been employed at Teva for over 40 years.  He serves as Chairman of the Board of The Israel Democracy Institute (IDI), Chairman of the Board of NeuroSurvival Technologies Ltd. (NST) (a private company), Member of the Belfer Center for Science and International Affairs at John F. Kennedy School of Government at Harvard University, and a director of Vishay Intertechnology and of Koor Industries Ltd.  He served as the President of the Israel Manufacturers Association from 1981 through 1986.  He received his B.A. in Economics and Business Administration from the Hebrew University in 1957.  Mr. Hurvitz is the father of Chaim Hurvitz, Teva`s Group Vice President International.

Ruth Cheshin is the President of the Jerusalem Foundation, a multi-national organization which raises funds around the world for the creation of social, educational and cultural projects for all the citizens of Jerusalem.  Ms. Cheshin is also an active member in many of the city`s most important boards.

Amir Elstein is the Co-General Manager of Intel Electronics Ltd. Jerusalem and has been employed by Intel Corp. since 1982.  He received his B.Sc. in Physics and Mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics, the Hebrew University in 1982.  In 1992, he received his diploma of Senior Business Management from the Hebrew University.

Dr. Leora (Rubin) Meridor has been a director of Teva since December 2002. She has been the Chairman of the Board of Bezeq International, Poalim Capital Markets and Walla since 2001.  From 1996 to 2000, Dr. Meridor served as Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel.  Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a Bachelor`s degree in mathematics and physics, a Master`s degree in Mathematics and a Ph.D. in Economics from the Hebrew University, Jerusalem.  She serves on several boards of directors (NICE Systems Ltd, Isrolet Ltd., Vitalgo Textile Works Ltd., Weizmann Institute of Science and the New Israeli Opera) and qualifies as an independent director under Israeli law.

Dr. Max Reis has a PhD in Chemical Engineering from the Imperial College, London and attended the Advanced Management Program of the Harvard Business School. From 1971 until 1986 he was Chairman or Managing Director of half a dozen companies in the Israel Chemicals Group. From 1986 until 1990 he served as President of Technion Israel Institute of Technology. From 1992 until 1999 he was Chairman of the Audit Committee of the Board of Directors of the Union Bank of Israel. Today he is Chairman of Degem Systems and serves on the Boards of Oridion Medical, Yachin Hakal, and Gaon Holdings.

Carlo Salvi commenced his service on the Board of Teva upon completion of the acquisition by Teva of Sicor Inc. in January 2004. Previously, Mr. Salvi served as Vice Chairman of Sicor from August 2001. Mr. Salvi was Sicor`s President and Chief Executive Officer from August 1998 to September 2001.  In addition, Mr. Salvi has served as a director of Sicor since February 1997 and was Chairman of the Board of Sicor S.p.A. from February 1997 to June 1999. Prior to the merger of Gensia Inc. and Rakepoll Holdings in 1997, Mr. Salvi was a consultant to Alco Chemicals Ltd. from 1995 to 1997 and served as General Manager of Alco from 1986 to 1995. Mr. Salvi was appointed to Teva`s Board of Directors as provided in the Sicor acquisition agreement.

Prof. Michael Sela is a Professor of Immunology.  He was the President of the Weizmann Institute of Science from 1975 through 1985 and has served as a Deputy Chairman of the Board of Governors of the Weizmann Institute of Science since 1985.  He received his Ph.D. degree in Biochemistry from the Hebrew University in 1954.

Prof. Gabriela Shalev has been a member of the Faculty of Law of the Hebrew University since 1964, where from 1986 she held the position of Professor of Contract Law.  Having retired from the Hebrew University in 2002, she is currently President and Rector of Ono Academic College.  Over the years she has been a visiting professor in many law schools in Europe and the U.S.  Prof. Shalev was a member of the board of directors and chairperson of the audit committee of Bank Hapoalim Ltd., Israel`s largest commercial bank, from 1990 until 1996.  Since 1995 she has been a member of the board of directors and chairperson of the audit committee of the Israel Electric Company.  Currently she is also a director of Koor Industries Ltd. and Osem Investments Ltd., as well as a member of various committees serving non-profit organizations.  Prof. Shalev qualifies as an independent director under Israeli law.

Harold Snyder was Senior Vice President of Teva Pharmaceuticals USA, Inc., Teva`s principal subsidiary, and the former President of Biocraft Laboratories, Inc. Mr. Snyder founded Biocraft Laboratories in 1964.  He had previously served as President of Stoneham Laboratories Inc.  He received his B.S. in Science from New York University in 1948 and his M.A. in Natural Science from Columbia University in 1950.

Board Practices and Committees

Teva`s Board of Directors is comprised of fourteen persons, five of whom are being considered for election at this Annual Meeting.  Ten of the Board members have been determined to be independent within the meaning of applicable Nasdaq regulations.  The Board includes two independent directors mandated under Israeli law and subject to additional criteria to help ensure their independence.  See "- Statutory Independent Directors" below.  The terms of the directors are set forth in the table above.

All directors are entitled to review and retain copies of Teva`s documentation and examine Teva`s assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at the expense of Teva (subject to approval by the Board or by the appropriate court).

Board Practices and Procedures.  Historically, Teva`s Board members have been elected for terms of three years. Teva believes that this system of multi-year terms allows Teva`s directors to acquire and provide Teva with the benefit of a high level of expertise with respect to its complex business.

Board Meetings.  Meetings of the Board of Directors are generally held every four-six weeks throughout the year, with additional special meetings scheduled when required.  The Board held fourteen meetings in 2003.

Directors Service Contracts.  Teva does not have any contracts with any of its non-executive directors that would for provide for benefits upon termination of employment.

Home Country Practice.  Teva is in compliance with corporate governance standards as  currently applicable to Teva under Israeli, U.S., SEC and Nasdaq laws and regulations.

As further described below, Teva is in the process of adopting an audit committee charter formalizing its procedures and duties and also considering a nominating procedure, each pursuant to applicable laws and regulations.

Communications with the Board.  Stockholders or other interested parties can contact any director or committee of the Board by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Corporate Secretary or Internal Auditor.  Comments or complaints relating to Teva`s accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other bodies of the Company. The Board has adopted a global "whistleblower" policy, which provides employees and others an anonymous means of communicating with the audit committee.

Statutory Independent Directors

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint two independent directors, who must also serve on the audit committee. All other Board committees must include at least one independent director. Such statutory independent directors are appointed by the general meetings by the holders of a majority of Teva`s ordinary shares and must meet certain non-affiliation criteria - all as provided under Israeli law. An independent director is appointed for an initial term of three consecutive years, and may be reappointed for one additional three-year term. Regulations promulgated under Israeli law set the minimum and maximum compensation that may be paid to independent directors. At present, Prof. Gabriela Shalev and Dr. Leora Meridor serve in this capacity.

Committees of the Board

Teva`s Articles of Association provide that the Board of Directors may delegate its powers to one or more committees of the Board as it deems appropriate to the extent such delegation is permitted under the Israel Companies Law.  Each committee must include at least one independent director.  The Board has appointed audit, compensation, finance, science and technology, and community affairs committees.

Audit Committee

Israel`s Companies Law mandates the appointment of an audit committee comprised of at least three directors.  The audit committee must include both statutory independent directors and may not include certain members of the Board.  Under the Israeli Companies Law, the audit committee is responsible for overseeing the business management practices of the company in consultation with the company`s internal auditor and independent auditors, making recommendations to the Board to improve such practices and approving any transactions with affiliates. In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, Teva`s audit committee is directly responsible for the appointment, compensation and oversight of Teva`s independent auditors.  In addition, the audit committee is responsible to assist the Board in monitoring Teva`s financial statements, the effectiveness of its internal controls and its compliance with legal and regulatory requirements.  Teva is in the process of implementing a formal audit committee charter embodying these responsibilities.

The current members of Teva`s audit committee are Dov Shafir (Chairman), Prof. Gabriela Shalev, Dr. Leora Meridor, Dr. Max Reis, Prof. Moshe Many and Prof. Meir Heth (the audit committee financial expert), all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.  During 2003, the audit committee held ten meetings.

Teva`s Board of Directors has determined that Prof. Meir Heth, a member of its audit committee, is an audit committee financial expert, as defined by applicable SEC regulations.

Compensation Committee

The compensation committee is responsible for determining, or recommending for determination, the compensation of Teva`s executive and other officers and making proposals to the board with respect to the terms of employment of such individuals.  The current members of Teva`s compensation committee are Prof. Meir Heth, chairman, Harold Snyder, Amir Elstein, Dov Shafir and Prof. Gabriela Shalev or, in her absence, Dr. Leora Meridor, all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.  During 2003, the compensation committee held two meetings.

Finance Committee

The finance committee is responsible for overseeing financial strategies and financing policies, as well as a variety of other financial‑related matters.  The current members of the committee are Eli Hurvitz, Chairman, Dr. Leora Meridor, Prof. Gabriela Shalev, Amir Elstein and Prof. Meir Heth.  The committee held four meetings in 2003.

Science and Technology Committee

The science and technology committee is primarily engaged in the review and analysis of the annual budgets and plans of the innovative and generic R&D divisions and Teva's relationship with the scientific community.  The current members of the committee are Prof. Moshe Many (Chairman), Eli Hurvitz, Prof. Gabriela Shalev/Dr. Leora Meridor, Prof. Michael Sela, Amir Elstein, Dr. Max Reis, Dov Shafir, Abraham Cohen and Harold Snyder. The committee held three meetings in 2003.

Community Affairs Committee

The community affairs committee is primarily engaged in the review and oversight of Teva's programs relating to community and public policy issues. These activities include financial and other participation with respect to various medical, educational and cultural institutions and events.  The current members of the committee are Eli Hurvitz (Chairman), Ruth Cheshin, Prof. Gabriela Shalev, Prof. Meir Heth, Dov Shafir, Leslie Dan and Prof. Michael Sela.  The committee held two meetings in 2003.

Code of Ethics

Teva has adopted a code of business conduct applicable to its executive officers, directors and all other employees.  A copy of the code is available to every Teva employee upon request to its human resources department, to investors by contacting Teva`s investor relations department and to others through the legal department or the internal auditor.  Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K. The Board of Directors has approved a whistleblower policy which functions in coordination with Teva`s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee of its Board of Directors.

Proposal 4:  Approval of Liability Insurance

The Israeli Companies Law requires shareholder approval of the purchase of liability insurance for directors.  The purchase of such insurance is standard practice for companies similar to Teva, and Teva believes that the purchase of such insurance is critical to maintaining and attracting quality directors and officers.  The audit committee of the Board of Directors approved and the Board of Directors approved and recommends that the shareholders approve the purchase of director`s and officer`s liability insurance for the directors and officers of the Company and its subsidiaries, with coverage of up to $250 million for the period from June 1, 2004 through May 31, 2005.

Proposal 5:  APPOINTMENT OF Independent AUDITORS

The audit committee of the Board of Directors recommends that the shareholders appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. ("PwC"), as the Company's independent auditors for the year ending December 31, 2004, and the shareholders further authorize the audit committee to determine their compensation and the Board of Directors to ratify such determination.

Independent Auditor Fees

Teva paid the following fees for professional services rendered by PwC, as Teva's independent auditors, for the years ended December 31:

	2003	2002
	($ in thousands)
Audit Fees	2,068	1,865
Audit-Related Fees	1,193	566
Tax Fees	4,792	4,390
All Other Fees	---	1,077

Total	8,053	7,898

The audit fees for the years ended December 31, 2003 and 2002, respectively, were for professional services rendered for the audits of Teva`s annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees as of the years ended December 31, 2003 and 2002, respectively, were for assurance and related services related to due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees as of the years ended December 31, 2003 and 2002, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees as of the year ended December 31, 2002 were for services rendered for financial information systems implementation and design.  These services were provided by the management consulting unit of PwC, which was sold during 2002.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Teva`s audit committee is responsible for the oversight of its independent auditors` work.  The audit committee`s policy is to pre-approve all audit and non-audit services provided by PwC.  These services may include audit services, audit-related services, tax services and other services.  The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services.  Additional services may be pre-approved by the audit committee on an individual basis.  Once services have been pre-approved, PwC and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: April 20, 2004